UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

May 8, 2026

Commission file number:

001-14251

SAP EUROPEAN COMPANY

(Translation of registrant’s name into English)

Dietmar-Hopp-Allee 16

69190 Walldorf

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

SAP SE

FORM 6-K

On May 5, 2026, SAP SE (the “Company”) held its 2026 Virtual Annual General Meeting of Shareholders (the “AGM”). At the AGM, the Company’s shareholders voted on the proposals as set forth in the attached Exhibit 99.1 – SAP AGM 2026 Voting Results, each of which is described in detail in the SAP AGM 2026 Invitation duly published in the German Federal Gazette and on the Company’s website, as well as in the amendment of item 2 - the proposal for the appropriation of profits which is also publicly available on the Company’s website. Each of the proposals was approved at the AGM by an affirmative vote of the required majority of the votes validly cast by the shareholders entitled to vote at the AGM.

The information furnished herewith in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, whether made before or after the date of this report, regardless of any general incorporation by reference language in such filing.

EXHIBITS

Exhibit No.	Exhibit

99.1	SAP AGM 2026 Voting Results dated May 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP SE
(Registrant)

By:	/s/ Christopher Sessar
	Name:	Dr. Christopher Sessar
	Title:	Chief Accounting Officer

By:	/s/ Julia Zicke
	Name:	Dr. Julia Zicke
	Title:	Head of External Reporting and Accounting Technology

Date: May 8, 2026

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	SAP AGM 2026 Voting Results dated May 5, 2026

5